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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                    Under the Securities Exchange Act of 1934



                           Bionova Holding Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   09063Q-10-7
                                 (CUSIP Number)

                                 Heriberto Muzza
                                Rio Sena 500 Pte.
                     Col. del Valle, San Pedro Garza Garcia
                            Nuevo Leon, Mexico 66220
                               011-5281-8173-5500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2001
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)  Name of Reporting Persons/I.R.S. Identification Number

                         AG-BIOTECH CAPITAL, LLC

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)                          WC (See Item 3)

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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

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(6)  Citizenship or Place of Organization     AG-BIOTECH CAPITAL, LLC IS A
                                              LIMITED LIABILITY COMPANY
                                              ORGANIZED UNDER THE LAWS
                                              OF THE STATE OF DELAWARE.

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                           (7)       Sole Voting Power                18,076,839
     Number of             -----------------------------------------------------
     Shares
     Beneficially          (8)       Shared Voting Power                       0
     Owned by              -----------------------------------------------------
     Each
     Reporting             (9)       Sole Dispositive Power           18,076,839
     Person With:          -----------------------------------------------------

                           (10)      Shared Dispositive Power                  0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person     18,076,839

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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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(13) Percent of Class Represented by Amount in Row (11)                    76.6%

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(14) Type of Reporting Person (See Instructions)                              OO

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                            STATEMENT ON SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Bionova Holding Corporation, a Delaware corporation ("Bionova Holding" or the "Issuer"). The address of the Issuer's principal executive offices is 6701 San Pablo Avenue, Oakland, California 94608.

ITEM 2. IDENTITY AND BACKGROUND.

         The person filing this statement is Ag-Biotech Capital, LLC, a Delaware limited liability company ("Ag-Biotech"). Ag-Biotech is a holding company whose principal subsidiary is the Issuer. Its principal business office is located at 6701 San Pablo Avenue, Oakland, California 96408.

         The sole Manager of Ag-Biotech is Heriberto Muzza, a Mexican citizen. Mr. Muzza's is the Director of Financial Planning for Serbasa, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Serbasa").

         The sole Member (owner) of Ag-Biotech is Savia, S.A. de C.V., a corporation organized under the laws of the United Mexican States that was formerly known as Empresas La Moderna, S.A. de C.V. ("Savia"). Savia is a holding company whose principal subsidiaries are engaged in the agriculture, biotechnology, and real estate industries.

         Ag-Biotech and Savia are ultimately controlled by Alfonso Romo Garza, a Mexican citizen. Mr. Romo is a business executive. He is the Chief Executive Officer of Savia, Pulsar Internacional, S.A. de C.V., and Seminis, Inc.

         The principal business office of Savia, Serbasa, Mr. Muzza and Mr. Romo is located at Rio Sena 500 Pte., Col. del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220.

         During the past five years, none of the persons named above has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 27, 2001, Ag-Biotech purchased 18,076,839 shares of Common Stock and 200 shares of Bionova Holding Corporation Series A Convertible Preferred Stock ("Preferred Stock") from Bionova International, Inc., a Delaware corporation that is an indirect wholly-owned subsidiary of Savia ("BII"), and thus ultimately controlled by Mr. Romo. Ag-Biotech agreed to pay the aggregate purchase price of $7,230,735.60 for the shares of Common Stock and $9,262,446 for the shares of Preferred Stock, plus interest at a rate of 2.73% per annum, on November 27, 2002, with the right to prepay at any time without penalty. Ag-Biotech intends to raise the funds to pay the purchase price either through borrowing or by issuing additional capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Ag-Biotech is undertaking this transaction for purposes of investment.



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         Pursuant to the terms of the Certificate of Designations that established the Preferred Stock, each share of Preferred Stock will become convertible into 115,780.58 at any time after the Issuer amends its Certificate of Incorporation to increase the authorized number of shares of Common Stock to at least 70 million shares. No such amendment will be made during within the 60-day period following the filing of this Schedule; therefore, the shares of Common Stock issuable upon conversion of the Preferred Stock have not been included in the number of shares of Common Stock beneficially owned by Ag-Biotech.

         Except for the possible future conversion of the Preferred Stock of the Issuer, and the possible consummation of the transactions contemplated by the Purchase Agreement described below in Item 6, none of Ag-Biotech, Savia, S.A. de C.V. or Mr. Romo has any present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with their fiduciary duties, such persons may consider such plans or proposals in the future:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;`

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j)      any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a)

         According to the Issuer, there were 23,588,031 shares of Common Stock outstanding as of November 27, 2001. Ag-Biotech owns directly 18,076,839 shares of Common Stock, which represents 76.6% of the outstanding shares of Common Stock.

         Savia does not directly own any Common Stock. However, because Savia is the sole Member of Ag-Biotech, Savia may be deemed to own beneficially the 18,076,839 shares of Common Stock held by Ag-Biotech as described above.


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         Mr. Romo does not directly own any Common Stock. However, because he ultimately controls Savia, he may be deemed to own beneficially the 18,076,839 shares of Common Stock held by Ag-Biotech as described above.

         Item 5(b)

         Ag-Biotech has sole voting and dispositive power with respect to the shares of the Common Stock held by it. As described above, Savia and Mr. Romo may also be deemed to have sole voting and dispositive power with respect to such shares.

         Item 5(c)

         Except as set forth in this Statement, none of Ag-Biotech, Savia or Mr. Romo has effected any transactions involving Common Stock during the 60 days prior to the date of this Statement.

         Item 5(d)

         Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         Item 5(e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         On December 28, 2000 Bionova Holding, Savia, and BII entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Bionova Holding issued 200 shares of Preferred stock to BII for $63.7 million, which was paid through the application of outstanding advances previously made by Savia to Bionova Holding. In that agreement, Savia agreed to cause BII (and any other affiliates of Savia which own Common Stock) to vote, and BII agreed to vote, its shares (i) to approve an amendment to the charter of Bionova Holding increasing the number of its authorized shares of Common Stock from 50,000,000 to at least 70,000,000 and (ii) to approve the sale by Bionova Holding to Savia of the stock of Agrobionova, S.A. de C.V., and International Produce Holding Company, which are Bionova's subsidiaries that (together with their respective affiliates) are engaged in the fresh produce business (the "Fresh Produce Sale").

         In the Purchase Agreement, BII also agreed not to transfer any of its Preferred Stock without the prior written consent of Bionova Holding, except that BII is permitted to transfer shares of Preferred Stock to an affiliate of BII if such affiliate agrees to be bound by the terms of the Purchase Agreement. Pursuant to an Agreement to be Bound dated as of November 27, 2001, Ag-Biotech has agreed to be bound by the applicable terms of the Purchase Agreement, including the obligation to vote its shares of Common Stock in favor of the charter amendment and Fresh Produce Sale described above.

         In the Purchase Agreement, Savia agreed that, if and when the closing of the Fresh Produce Sale occurs, Savia would acquire a number of shares of Common Stock equal to the "Pre-Closing Advances" divided by $2.50, to be paid by application of Pre-Closing Advances. For purposes of the Purchase Agreement, "Pre-Closing Advances" means the amount of funds advanced by Savia to Bionova Holding prior to the Fresh Produce Sale pursuant to that certain Cash Support Agreement dated as of December 28, 2000, between Bionova Holding and Savia. The Cash Support Agreement requires Savia to advance funds to Bionova


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Holding as necessary to finance the technology business of Bionova Holding and its subsidiaries during 2001. To date, Savia has advanced approximately
$7.1 million to Bionova Holding pursuant to the Cash Support Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Promissory Note dated as of November 27, 2001 made by
                     Ag-Biotech in favor of BII.

         Exhibit B - Purchase Agreement dated as of December 28, 2000, among
                     Bionova Holding, BII, and Savia.

         Exhibit C - Agreement to be Bound dated as of November 27, 2001 between
                     Ag-Biotech and Bionova Holding.















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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 14, 2001                   AG-BIOTECH CAPITAL, LLC



                                          By:    /s/ HERIBERTO MUZZA
                                             -----------------------------------
                                             Heriberto Muzza, Manager















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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER        DESCRIPTION
-------       -----------

Exhibit A  -  Promissory Note dated as of November 27, 2001 made by
              Ag-Biotech in favor of BII.

Exhibit B  -  Purchase Agreement dated as of December 28, 2000, among
              Bionova Holding, BII, and Savia.

Exhibit C  -  Agreement to be Bound dated as of November 27, 2001 between
              Ag-Biotech and Bionova Holding.













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